SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2008

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                   Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, IL

We have audited the accompanying statements of net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, IL
June 26, 2009

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007

ASSETS
Investments at fair value (Notes 2, 3, and 4)	$24,029,012	$35,889,043
Loans to participants	2,220,432	2,174,744
Total investments	26,249,444	38,063,787

Receivables:
Employer contributions	105,552	506,775
Employee contributions	95,382	104,314
Total receivables	200,934	611,089

Net assets reflecting all investments at fair value	26,450,378	38,674,876

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,045,401	—

NET ASSETS AVAILABLE FOR BENEFITS	$27,495,779	$38,674,876

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividend income	$1,552,902
Net depreciation in fair value of investments	(10,193,323)
Total investment income (loss)	(8,640,421)

Contributions:
Employer	721,876
Employee	1,625,222
Total contributions	2,347,098

Total additions (reductions), net	(6,293,323)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,870,858
Administrative expenses	14,916
Total deductions	4,885,774

NET DECREASE	(11,179,097)

Net assets available for benefits - beginning of year	38,674,876

Net assets available for benefits - end of year	$27,495,779

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer.  Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50% or greater than 15% for those designated as highly compensated.  Employee contributions are fully matched by the Employer up to 3%.  In addition, annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested and is nonforfeitable.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Loans:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment of the loan cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed 15 years.  The interest paid on loans is transferred to the investment fund(s) from which the loan principal originated.  No more than two loans may be outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution.  If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.  As of December 31, 2008 and 2007, the forfeiture account totaled $38,045 and $53,717, respectively.  Forfeitures during 2008 were $101,512.

Administrative Expenses:  Investment management, custodial, and recordkeeping expenses of the Plan are paid from the assets of the Plan.  Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Adoption of New Accounting Policy - Fair Value Measurements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements (Statement 157).  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  Statement 157 is effective for fiscal periods beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The impact of adoption was not material to the Plan’s 2008 financial statements.

Effect of Newly Issued but not yet Effective Accounting Standards:  In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.   In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.   Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition:  The Plan values investments at fair value (Note 4).   Participant loans are valued at amortized cost.  The fair value of participant loans is not practicable to estimate based on restrictions placed on the transferability of the loans.

Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Realized and Unrealized Gains and Losses:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits:  Benefit payments to participants are recorded upon distribution.  There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to any or all of 12 investment options which consist of ten mutual funds, one Stable Value Fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  There are also three premixed allocations that may be chosen.  These are designed as income-oriented, income- and growth-oriented, and growth-oriented portfolios.  Participants may change their investment elections at any time.

NOTE 4 - INVESTMENTS

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active market, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Mutual funds and common stock are stated at the quoted market price on the last business day of the year (level 1 inputs).

The fair value of the Plan’s interest in the Stable Value Fund (a pooled separate account) is based upon the net asset values of the fund reflecting all investments at fair value, as reported by the fund manager (level 2 inputs).

The Plan’s interest in the contractual arrangement providing the stable value is a direct interest.

While Plan investments are presented at fair value in the statement of net assets available for benefits, material differences between the fair values and contract values of the Plan’s interests in the Stable Value Fund (SVF) are presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts can direct the

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS (Continued)

withdrawal or transfer of all or a portion of their investment at contract value.  Management has determined that the estimated fair value of the Plan’s interests in fully benefit responsive contracts held by the Stable Value Fund as of December 31, 2007 approximates contract value, and any difference between fair value and contract value is immaterial.

The SVF is managed by New York Life Insurance Company.  The contract for the SVF specifies certain conditions under which distributions from the SVF would be payable at amounts below contract value.  Such circumstances may include a partial plan termination, mergers, spin-offs, layoffs, early retirement incentive programs, sales or closings of all or a portion of the plan sponsor’s operations, bankruptcy, or receivership, if these events would lead to a request for payment of more than 10% of the Plan’s value in the fund.  The contract does not limit the circumstances under which the issuer may terminate the contract.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the SVF is based on actual returns of the underlying assets.  The SVF does not have a guaranteed crediting rate, however it cannot be less than zero.

	2008	2007
Average contract yield:
Based on annualized earnings (1)	4.48%	5.24%
Based on interest rate credited to participants (2)	3.98%	4.74%

(1)   Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)   Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008.

	Investment Assets at Fair Value on a Recurring Basis
	(Excluding Participant’s Loan) as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$940,832	$—	$—	$940,832
Pooled separate account	—	6,744,476	—	6,744,476
Mutual funds	16,343,704	—	—	16,343,704

	$17,284,536	$6,744,476	$—	$24,029,012

The fair value of investments held at December 31, 2008 and 2007, which represent 5% or more of total net assets available for benefits, are as follows:

	2008	2007

New York Life Insurance Stable Value Fund Anchor Account I	$6,744,476	$6,575,752
PIMCO Total Return Fund	4,593,237	4,397,479
MainStay S&P 500 Index Fund	2,860,608	4,723,701
MainStay ICap Equity Fund I	*	1,892,421
Franklin Small Mid-Cap Growth Fund	1,609,155	3,262,102
Janus Twenty Fund	*	2,718,472
Templeton Foreign Fund	1,460,673	3,440,387
MainStay MAP Fund I	1,755,874	2,494,128
Templeton Developing Markets Trust Fund	*	2,740,140

* Does not represent 5% of net assets

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,193,323 as follows:

Mutual funds	$9,639,502
Company stock	553,821

$10,193,323

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the trustee of the Plan.

NOTE 6 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated June 30, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  These options consist of a combination of investment securities including a pooled separate account, mutual funds, and Continental Materials Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Certain Plan investments are shares of mutual funds or a pooled separate account managed by New York Life Investment Management (“NYLIM”) or New York Life Insurance Company (“NYLIC”).  As New York Life Trust Company is the trustee of the Plan and NYLIM and NYLIC are affiliated with the trustee, these transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the Plan held 58,802 and 54,347 shares of common stock of Continental Materials Corporation valued at $940,832 and $1,402,153, respectively. As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.  Administrative fees paid to an affiliate of the Trustee ( NYLIM) totaled $14,916 for the year ended December 31, 2008.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements  is higher than the Form 5500 at December 31, 2008 and 2007 by $204,750 and $611,089, respectively.  The difference at December 31, 2008 and 2007 relates mainly to contributions receivable.  The net decrease in net assets available per the financial statements is greater than the Form 5500 for the year ended December 31, 2008 by $406,339, which relates mainly to the decrease in contributions receivable from 2007 to 2008.

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2008

Name of plan sponsor:  Continental Materials Corporation

Employer identification:  36-2274391

Three-digit plan number:  002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102`	$—

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	12,216

Total Delinquent Participant Contributions (line 4a of Schedule H)	12,216

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$12,216	(1)

(1)  Amount has been fully corrected outside of the VFC Program during 2008.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i, FORM 5500 – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of plan sponsor:  Continental Materials Corporation

Employer identification:  36-2274391

Three-digit plan number:  002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

		Pooled Separate Account
*	New York Life Insurance Co.	Stable Value Fund (Anchor Account I)	#	$7,789,877

		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	2,860,608
		MainStay ICAP Equity Fund I	#	978,043
		MainStay Map Fund I	#	1,755,874
		MainStay Cash Reserves Fund	#	102,653

	PIMCO	Total Return Fund	#	4,593,237

	Franklin	Small Mid-Cap Growth Fund	#	1,609,155

	Janus	Twenty Fund	#	1,240,029

	Templeton	Developing Markets Trust Fund	#	735,650

	Templeton	Foreign Fund	#	1,460,673

	Oppenheimer	Capital Appreciation Fund	#	196,198

	Wells Fargo	Small Cap Value Fund	#	811,584

		Other investments

*	Continental Materials Corp	Common Stock	#	940,832

*	Plan participants	Participant loans, interest rates at 4.25% to 10.00% with ranging maturities until November 2020	#	2,220,432

				$27,294,845

*  Party-in-interest

# Participant directed investments, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 26, 2009	/s/ Joseph J. Sum
	By:	Joseph J. Sum
	Title:	Vice President and Chief Financial Officer